UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 15, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.
File No. 0-27512 - CF#33226

      CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on March 3, 2009, as amended, and March 9, 2011; and Forms 10-Q filed on August 9, 2011, August 9, 2012, and November 6, 2012.

      Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.24 A	10-K	March 3, 2009	through March 31, 2017
10.24 B	10-K	March 3, 2009	through March 31, 2017
10.24 C	10-K	March 9, 2011	through March 31, 2017
10.24 D	10-Q	August 9, 2011	through March 31, 2017
10.24 E	10-Q	August 9, 2011	through March 31, 2017
10.24 F	10-Q	August 9, 2011	through March 31, 2017
10.24 G	10-Q	August 9, 2012	through March 31, 2017
10.24 H	10-Q	August 9, 2012	through March 31, 2017
10.24 I	10-Q	November 6, 2012	through March 31, 2017
10.24 K	10-Q	November 6, 2012	through March 31, 2017

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary